Exhibit 99.1

DoubleDown Interactive Reports Third Quarter 2021 Results

SEATTLE, WASHINGTON – November 10, 2021 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, today reported its financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights vs. Third Quarter 2020

•	Revenues decreased 6% to $87.0 million.

•	Adjusted EBITDA increased 4% to $30.2 million. Adjusted EBITDA margin of 34.7% improved by approximately 330 basis points.

•

Net income increased to $22.8 million, or $9.91 per common share on a fully diluted basis ($0.50 on an ADS basis), compared to net income of $8.3 million, or $3.75 per common share on a fully diluted basis ($0.19 on an ADS basis). Note each ADS represents 0.05 of a common share.

•	Average Revenue Per Daily Active User (“ARPDAU”) increased 12% to $0.96.

•	Average monthly revenue per payer increased 14% to $224.

•	Payer conversion of 5.7%, compared to 5.4%. Payer conversion represents the percentage of monthly active users that made at least one purchase in a month during the respective quarters.

“We are pleased with the results from our first quarter as a public company, including year-over-year Adjusted EBITDA growth, another record for average monthly revenue per payer, and the recent release of our first non-social casino gaming app, ‘Undead World: Hero Survival’,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “We generated $33.7 million in net cash flows provided by operations and ended the quarter with a cash and cash equivalents balance of $223.1 million, providing us with a strong financial position. Looking ahead, we will continue to focus on growing our paying customer base with an emphasis on optimizing our monetization metrics.”

Initial Public Offering

On September 2, 2021, DoubleDown closed its initial public offering (the “IPO”) of 6,316,000 American Depositary Shares (“ADS”), each representing 0.05 of a common share, at a price of $18.00 per ADS. DoubleDown sold 5,263,000 ADSs and STIC Special Situation Diamond Limited sold 1,053,000 ADSs in the IPO. DoubleDown received net proceeds of $86.5 million after deducting underwriting discounts and commissions and the offering expenses from the IPO.

Summary Operating Results for DoubleDown Interactive

	Three Months Ended September 30,
	2021	2020
Revenue ($ MM)	$87.0	$92.2
Total operating expenses ($ MM)	$59.2	$71.3
Adjusted EBITDA ($ MM)	$30.2	$28.9
Net income ($ MM)	$22.8	$8.3
Net income margin	26.2%	9.0%
Adjusted EBITDA margin	34.7%	31.4%

Non-financial performance metrics
Average MAUs (000s)	2,255	2,894
Average DAUs (000s)	986	1,169
ARPDAU	$0.96	$0.86
Average monthly revenue per payer	$224	$196
Payer conversion	5.7%	5.4%

Third Quarter 2021 Financial Results

Revenue in the third quarter was $87.0 million, down 5.6% from the same year-ago quarter mainly due to the easing of stay-at-home initiatives compared to the height of COVID-19 prevention measures in the prior year.

Operating expenses in the third quarter were $59.2 million, down 16.9% from the same year-ago quarter. The decrease was primarily due to decreases in sales & marketing costs and depreciation & amortization expenses from the same quarter in 2020.

Net income in the third quarter increased to $22.8 million, or $9.91 per common share on a fully diluted basis ($0.50 on an ADS basis), compared to net income of $8.3 million, or $3.75 per common share on a fully diluted basis ($0.19 on an ADS basis), in the same year-ago quarter. Note each ADS represents 0.05 of a common share.

Adjusted EBITDA in the third quarter increased to $30.2 million compared to $28.9 million in the same year-ago quarter.

Net cash flows provided by operating activities for the three months ended September 30, 2021 was $33.7 million compared to $22.7 million in the same year-ago quarter.

Conference Call

DoubleDown will hold a conference call today (November 10, 2021) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To participate, please dial the number below at least five minutes prior to the start time and ask for the DoubleDown Interactive conference call.

U.S. dial-in number: 1-888-705-0418

International number: 1-929-517-9007

Conference ID: 2667354

The conference call will broadcast live and be available for replay here or at the below dial in.

Toll-free replay number: 1-855-859-2056

International replay number: 1-404-537-3406

Conference ID: 2667354

A replay of the call will be available after 8:00 p.m. Eastern Time through December 10, 2021 at 8:00 p.m. Eastern Time.

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our Form 6-K to be filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following fourline items: (i) remeasurement gains; (ii) acquisition expenses; (iii) amortization expenses related to intangible assets acquired; and (iv) depreciation expense. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except percentages)	2021	2020	2021	2020
Net income	$22.8	$8.3	$60.7	$38.2
Income tax expense	7.2	5.8	16.7	16.5
Income before tax	30.0	14.1	77.4	54.7
Adjustments for:
Depreciation and amortization	2.4	8.0	15.7	23.9
Loss contingency	—	—	3.5	—
Interest expense	0.5	0.7	1.5	10.1
Foreign currency transaction/remeasurement (gain) loss	(0.8)	0.7	(1.4)	(3.4)
Other income (expense), net	1.9	(5.4)	2.4	(5.1)
Adjusted EBITDA	$30.2	$28.9	$94.3	$90.4
Adjusted EBITDA margin	34.7%	31.4%	34.0%	33.9%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com

DoubleDown Interactive

Condensed Balance Sheets

	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$223,062	$63,188
Accounts receivable, net	20,247	23,299
Prepaid expenses, and other assets	11,013	4,020

Total current assets	254,322	90,507
Property and equipment, net	342	377
Operating lease right-of-use assets, net	7,644	9,987
Intangible assets, net	55,801	71,364
Goodwill	633,965	633,965
Deferred tax asset	2,724	560
Other non-current assets	72	71

Total assets	$954,870	$806,831

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$14,090	$16,646
Short-term operating lease liabilities	3,036	3,033
Income taxes payable	375	2,838
Contract liabilities	1,546	2,415
Other current liabilities	2702	717

Total current liabilities	21,749	25,649
Long-term borrowings with related party	42,198	45,956
Long-term operating lease liabilities	5,410	7,831
Deferred tax liabilities, net	25,993	20,154
Other non-current liabilities	12,592	7,730

Total liabilities	107,942	107,320
Shareholders’ equity
Common stock	21,198	18,924
Additional paid-in-capital	672,242	588,064
Accumulated other comprehensive income	23,109	22,815
Retained earnings	130,379	69,708

Total shareholders’ equity	846,928	699,511

Total liabilities and shareholders’ equity	$954,870	$806,831

DoubleDown Interactive

Condensed Statement of Operations

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$87,007	$92,166	$276,902	$267,305
Operating expenses:
Cost of revenue(1)	30,485	32,648	96,823	94,345
Sales and marketing(1)	17,161	20,905	56,913	53,688
Research and development(1)	4,537	4,635	14,635	13,847
General and administrative(1)	4,674	5,103	17,684	14,983
Depreciation and amortization	2,359	7,978	15,704	23,938

Total operating expenses	59,216	71,269	201,759	200,801

Operating income	27,791	20,897	75,143	66,504
Other income (expense):
Interest expense	(500)	(719)	(1,521)	(10,142)
Interest income	25	18	108	189
Gain on foreign currency transactions	634	558	1,040	3,167
Gain (loss) on foreign currency remeasurement of intercompany items	215	(1,251)	353	233
Other, net	1,853	(5,437)	2,261	(5,262)

Total other expense, net	2,227	(6,831)	2,241	(11,815)

Income before income tax	30,018	14,066	77,384	54,689
Income tax expense	(7,185)	(5,768)	(16,713)	(16,539)

Net income	$22,833	$8,298	$60,671	$38,150
Other comprehensive income (expense):
Pension adjustments, net of tax	(81)	(20)	(121)	(211)
Gain on foreign currency translation	5,842	(657)	7,057	15,869

Comprehensive income	$28,594	$7,621	$67,607	$53,808

Earnings per share:
Basic	$9.91	$3.75	$27.03	$22.83
Diluted	$9.91	$3.75	$27.03	$17.30
Weighted average shares outstanding:
Basic	2,303,192	2,214,522	2,244,404	1,670,715
Diluted	2,303,192	2,214,522	2,244,404	2,360,310

(1) Excluding depreciation and amortization

DoubleDown Interactive

Condensed Statement of Cash Flows

(Unaudited)

	Nine months ended September 30,	Nine months ended September 30,
	2021	2020
Cash flow from operating activities:
Net Income	$60,671	$38,150
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	15,704	23,938
Gain(loss) on foreign currency remeasurement of intercompany item	6	(233)
Deferred taxes	3,524	4,477
Non-cash interest expense	—	5,015
Working capital adjustments:
Accounts receivable	1,647	(12,443)
Prepaid expenses, other current and non-current assets	(2,628)	(487)
Accounts payable, accrued expenses and other payables	(795)	5,170
Contract liabilities	(868)	(187)
Income tax payable	(7,035)	1,232
Other current and non-current liabilities	7,358	(851)

Net cash flows provided by operating activities	77,584	63,781
Cash flow from (used in) investing activities:
Acquisition of Double8 Games Co., Ltd.	—	(1,952)
Acquisition of intangible assets	(12)	—
Purchases of intangible assets	—	(5)
Purchases of property and equipment	(116)	(194)
Disposals of property and equipment	3	—

Net cash flows from (used in) investing activities	(125)	(2,151)
Cash flows from (used in) financing activities:
Repayments of long-term borrowings with related party	—	(41,641)
Isssuance of new shares-IPO	86,452
Repayments of short-term senior note	—	(33,313)

Net cash flows used in financing activities	86,452	(74,954)
Net foreign exchange difference on cash and cash equivalents	(4,035)	(3,082)
Net increase (decrease) in cash and cash equivalents	159,875	(16,406)
Cash and cash equivalents at beginning of period	63,188	42,418
Cash and cash equivalents at end of period	$223,062	$26,012